Exhibit 99.26
Consent of Mark Petersen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the Peak Gold Mines, New Afton Project, Mesquite Mine, Cerro San Pedro Mine and El Morro Project, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Mark Petersen
Name:	Mark Petersen
Title:	Certified Professional Geologist (CPG-10563)
Vice President, Exploration of New Gold Inc.